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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          AMENDMENT NO. _____________)*


                               CANADIAN SOLAR INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                          Ordinary Shares, no par value
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   136635 10 9
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                                 (CUSIP NUMBER)


                                December 31, 2006
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)

     [ ] Rule 13d-1(c)

     [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                Page 1 of 5 pages

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CUSIP No.    136635 10 9
         --------------------


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1. Names of Reporting Persons:
I.R.S. Identification Nos. of above persons (entities only).

          Shawn (Xiaohua) Qu -- Not applicable
  ----------------------------------------------------------------------------
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2. Check the Appropriate Box if a Member of a Group                      (a) [ ]

                                                                         (b) [X]
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3. SEC Use Only
                ----------------------------------------------------------------
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4. Citizenship or Place of Organization            Canada
                                       ---------------------------------------
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Number of Shares      5. Sole Voting Power           13,672,263
Beneficially Owned                              ------------------------------
By Each Reporting     ----------------------------------------------------------
Person With:          6. Shared Voting Power                  0
                                                ------------------------------
                      ----------------------------------------------------------
                      7. Sole Dispositive Power      13,672,263
                                                ------------------------------
                      ----------------------------------------------------------
                      8. Shared Dispositive Power             0
                                                 -------------------------------
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9. Aggregate Amount Beneficially Owned by Each Reporting Person

   13,672,263
  ----------------------------------------------------------------------------

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares       [ ]


11.  Percent of Class Represented by Amount in Row (9)         50.1%
                                                      ------------------------
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12. Type of Reporting Person (See Instructions)

    IN
  ----------------------------------------------------------------------------
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                                Page 2 of 5 pages

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Item 1.

     (a)  NAME OF ISSUER

          Canadian Solar Inc.

     (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

          Xin Zhuang Industry Park
          Changshu, Suzhou
          Jiangsu 215562
          People's Republic of China

ITEM 2.

     (a)  NAME OF PERSON FILING

          Shawn (Xiaohua) Qu

     (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

          Shawn (Xiaohua) Qu
          c/o Canadian Solar Inc.
          Xin Zhuang Industry Park
          Changshu, Suzhou
          Jiangsu 215562
          People's Republic of China

     (c)  CITIZENSHIP

          Mr. Qu is a Canadian citizen.

     (d)  TITLE OF CLASS OF SECURITIES

          Common Shares (the "Shares")

     (e)  CUSIP NUMBER

          136635 10 9


ITEM 3.

          Not Applicable.

ITEM 4. OWNERSHIP

     The following sets forth the information with respect to the beneficial ownership of the Shares by Mr. Qu as of February 14, 2007.

   (a). Amount Beneficially Owned...................................  13,672,263
   (b). Percentage of Class (1).....................................  50.1
   (c). Sole power to vote or direct the vote.......................  13,672,263
   (d). Shared Power to Vote or to direct the vote..................  0
   (e). Sole power to dispose or to direct the disposition of.......  13,672,263
   (f). Shared power to dispose or to direct the disposition of.....  0

---------
(1) Percent of class calculated based on 27,270,000 Shares outstanding as of February 14, 2007, but excluding any restricted shares or options granted to any person.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          Not applicable.

                                Page 3 of 5 pages

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ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10. CERTIFICATION

         Not applicable.

                                Page 4 of 5 pages

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2007


                                             By:   /s/ Shawn (Xiaohua) Qu
                                                   -----------------------------
                                             Name: Shawn (Xiaohua) Qu

                                Page 5 of 5 pages